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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.


07052715

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

NORTHTECH INDUSTRIES, INC.

(Exact name of Issuer as specified in its charter)


RECEIVED
MAY 0 2 2007
190
SECTION

STATE OF NEVADA
(State or other jurisdiction of incorporation or organization)

11400 NE 132nd STREET, KIRKLAND, WA 98034 (425) 814-3734
(Address, including zip code, and telephone number, including
area code of issuer's principal executive office)

MARK JENSEN, 11400 NE 132nd STREET, KIRKLAND, WA 98034 (425) 814-3734
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

1751
(Primary standard Industrial
Classification Code Number)

20-8594354
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

MARK JENSEN
11400 NE 132nd Street
Kirkland, WA 98034

LOREN PERRIGO
11833 204th Avenue NE
Redmond, WA 98052

TIM FLANIGAN
3203 208 Place SE
Bothell, WA 98021

(b) the issuer's officers;

MARK JENSEN
PRESIDENT, CHIEF EXECUTIVE OFFICER
11400 NE 132nd Street
Kirkland, WA 98034

LOREN PERRIGO
VICE PRESIDENT OF SALES
11833 204th Avenue NE
Redmond, WA 98052

TIM FLANIGAN
VICE PRESIDENT OF OPERATIONS
3203 208 Place SE
Bothell, WA 98021

JESSICA THIBERT
CORPORATE SECRETARY, DIRECTOR OF ADMINISTRATION
1833 Trent Avenue
Coquitlam, BC V3J 2K4
CANADA

(c) the issuer's general partners;
Not applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

As of this date, Mark Jensen owns 80% of the Issuer's Class B common stock and 73% of the issued and outstanding Class A common stock and Loren Perrigo owns 20% and 18% of the Class B and Class A common stock respectively.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

The record owners described in (d) above are the only owners as of this date that own 5 percent or more of any class of the issuer's equity securities.

(f) promoters of the issuer;

The issuer intends to promote the sale of its shares through the efforts of its officers and directors. The following persons will be responsible for promotion:

MARK JENSEN
11400 NE 132nd Street
Kirkland, WA 98034

LOREN PERRIGO
18715 141st Avenue Northeast
Woodinville, WA 98072

(g) affiliates of the issuer;

Not applicable

(h) counsel to the issuer with respect to the proposed offering;

RENDINA LAW FIRM, P.S. Charles Rendina, Attorney At Law
119 N. Commercial Street, Suite 860
Bellingham, WA 98225

(i) each underwriter with respect to the proposed offering;

There is no underwriter; all securities sold pursuant to this offering will be sold by the Issuer.

(j) the underwriter's directors;

Not applicable

(k) the underwriter's officers;

Not applicable

(l) the underwriter's general partners; and

Not applicable

(m) counsel to the underwriter.

Not applicable

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No person identified in response to Item 1 is subject to any disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

No affiliate of the company is selling shares in this offering.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

Not Applicable

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Issuer does not intend to use underwriters, dealers or salespersons.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Washington State - The issuer intends to register this offering by coordination in the State of Washington and offer shares to investors in that State.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Northtech Industries, Inc. (the "Company" or "Northtech")

(2) the title and amount of securities issued;

As at March 31, 2007, the issued and outstanding shares of the Company are as follows:

Class B Common Shares – 500,000
Class A Common Shares – 9,250,000

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

The shares issued were issued to officers and employees based on par value as consideration for services rendered.

(4) the names and identities of the persons to whom the securities were issued.

Class B Common Shares:

Date	Name	Number of shares
October 30, 2006	Mark Jensen	400,000
December 31, 2006	Loren Perrigo	100,000
		500,000

Class A Common Shares:

Date	Name	Number of shares
October 23, 2006	Mark Jensen	1,136,000
October 23, 2006	Loren Perrigo	1,704,000
December 15, 2006	Mark Jensen	5,660,000
December 15, 2006	Tim Flanigan	375,000
December 15, 2006	Jessica Thibert	375,000
		9,250,000

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not Applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The Issuer sold shares to its senior management and directors in reliance on Section 4(2) of the Securities Act, the Private Offering Exemption. In order to perfect this exemption the Issuer took the following steps;

1. The Issuer limited the offer to sell securities to senior officers and directors of the Corporation. Each offeree had the same information that would have been available in a registration statement and or access to such information.

2. The securities that were sold were only offered to a finite number of offeree's pursuant to employment agreements.

3. The issuer did not engage in general solicitation or advertising with respect to the securities that were sold.

4. The issuer took precautions against resale of the securities sold including: obtaining written commitments by purchasers that they were acquiring shares for investment purposes: and placing legends on the share certificates. At this point the issuer does not have a transfer agent. When the issuer acquires a transfer agent the issuer intends to issue stock transfer instructions with respect to the securities in question .

5. The issuer believes that all offerees are financially sophisticated.

6. By virtue of their role as senior management of the issuer the offeree's had access to the information that would be contained in a registration statement.

7. In the alternative all of the issuer's securities were purchased by accredited investors and the sales were exempt pursuant to rule 504 of Regulation D of the Securities Act of 1933.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Neither the issuer nor any affiliate is currently offering any security in addition to those covered by this Form 1-A.

In the event the issuer is unsuccessful in raising the capital it requires through the sale of the securities covered by this Form 1-A the issuer may seek to raise additional capital by the sale of equity or the granting of debt under such exemptions as may be available under the Securities Act or State legislation and are appropriate in the circumstances.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

As aforesaid, certain key management personnel own shares (the "Founder's Shares") of the same class as those in this offering. Founder's share certificates bear a legend and are subject to a hold period. Each holder of Founder's Shares executed a subscription agreement acknowledging:

There are no other arrangements to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

There are no arrangements known to the issuer or to any person named in response Item 1 above to stabilize the market for any of the securities to be offered.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There are no arrangements known to the issuer or to any person named in response Item 1 above for withholding commissions, or otherwise. There us no underwriter or dealer responsible for the distribution of the securities being offered.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification.

PART II -- OFFERING CIRCULAR

COVER PAGE

NORTHTECH INDUSTRIES, INC.

(Exact name of Company as set forth in Charter)

Type of securities offered: **Class A Common Shares**
Maximum number of securities offered: **2,000,000**
Minimum number of securities offered: **N/A**
Price per security: **$ 0.10**
Total proceeds: If maximum sold: **$200,000** If minimum sold: **N/A**
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? N/A

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [X] Yes [] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 2,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 32 pages.

THE COMPANY

1. Exact corporate name: **Northtech Industries, Inc.**
State and date of incorporation: **Nevada, October 23, 2006**
Street address of principal office: **11400 NE 132nd Street, Kirkland, WA 98034**
Company Telephone Number: **(425) 814-3734**
Fiscal year: **December 31**
Person(s) to contact at Company with respect to offering: **Mark Jensen**
Telephone Number (if different from above): **Same as above**

Northtech Industries, Inc. (the "Company" or "Northtech") is a corporation in the residential construction services industry. Its business model is to acquire existing operators in selective niches of residential construction services. Management believes that they have experience and knowledge necessary to operate the acquired businesses efficiently and build a profitable and growing company. The Company will service high volume production homebuilders in key growth markets in the Pacific Northwest. Northtech acquired a millwork installation business in October 2006 and plans for further acquisitions to launch the foundation of the Company and set a course for future growth.

The Company is a Nevada corporation with corporate headquarters in Kirkland, Washington located at 11400 NE 132nd Street, Kirkland, Washington 98034. The telephone number is (425) 814-3734.

A maximum of 2,000,000 common shares are being offered to the public at $0.10 per share. There is no set minimum.

A maximum of $200,000 will be received from the offering. The insiders will hold 9,250,000 shares. This means that approximately 17% of the Company will be held by the public, assuming that all shares are sold in the offering.

The Company does not at present have an underwriter. If it does obtain an underwriter, any underwriter will receive such compensation as is allowed by the NASD.

Of the Class A Common Shares (the "Shares") Par Value $0.001 per Share ("Common Stock"), of the Company offered hereby (the "Offering"), all Shares are being offered by the Company and no Shares are being offered by stockholders of the Company. The Company will receive all proceeds from the sale of Shares of Common Stock, after expenses and any brokers compensation. Prior to this Offering, there has been no public market for the Common Stock.

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the prospectus.

The following factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below as well as those discussed elsewhere in this Prospectus.

Best Efforts: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

Risks Relating to Our Business

It is difficult to evaluate our business and prospects because we have a limited operating history.
We are a development stage company and have had limited operations to date. Because we have a limited operating history, it is difficult to accurately predict whether and when we will generate additional revenue or to evaluate our future prospects and an investment in our common stock. Our prospects are uncertain and must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of development.

Future acquisitions of companies may disrupt our business or distract our management.
In addition to operating our millwork installation business, we plan to acquire or make investments in complementary companies or businesses. We may not be able to acquire or manage additional businesses profitably or to successfully integrate any acquired businesses with our business. Businesses that we acquire may have liabilities that we underestimate or do not discover during our pre-acquisition investigations. Certain liabilities, even if we do not expressly assume them, may be imposed on us as the successor to the business. Further, each acquisition may involve other special risks that could cause the acquired businesses to fail to meet our expectations. For example:

- the acquired businesses may not achieve expected results;
- we may not be able to retain key personnel of the acquired businesses;
- we may incur substantial, unanticipated costs, delays or other operational or financial problems when we try to integrate businesses we acquire with our own;
- our financial and managerial resources may be diverted from our core business; or
- our management may not be able to manage the combined entity effectively or to make acquisitions and grow our business internally at the same time.
- In addition, we may incur debt or issue equity securities to pay for any future acquisitions or investments, which could dilute the ownership interest of our existing stockholders in our company.

Integrating acquisitions may be time consuming and create costs that could reduce our net income and cash flows.
Part of our growth strategy includes pursuing acquisitions. Any integration process may be complex and time consuming, may be disruptive to the business and may cause interruptions of, or a distraction of management's attention from the business as a result of a number of obstacles, including but not limited to:

- the loss of key customers of the acquired company;

- the incurrence of unexpected expenses and working capital requirements;
- a failure of our due diligence process to identify significant issues or contingencies;
- difficulties assimilating the operations and personnel of the acquired company;
- difficulties effectively integrating the acquired technologies with our current technologies;
- our inability to retain key personnel of acquired entities;
- failure to maintain the quality of customer service;
- our inability to achieve the financial and strategic goals for the acquired and combined businesses; and
- difficulty in maintaining internal controls, procedures and policies.

Any of the foregoing obstacles, or a combination of them, could increase selling, general, and administrative expenses in absolute terms and/or as a percentage of net sales, which in turn would negatively impact our net income and cash flows.

We have completed one acquisition to date, our wholly owned subsidiary Millwork Pro, Inc. We may not be able to consummate acquisitions in the future on terms acceptable to us, or at all. In addition, future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of that company and the risk that those historical financial statements may be based on assumptions which are incorrect or inconsistent with our assumptions or approach to accounting policies. Any of these material obligations, liabilities or incorrect or inconsistent assumptions could adversely impact our results of operations.

Our industry is highly fragmented and competitive. If we are unable to compete effectively, our net sales and net income will be reduced.

The residential constructions services and building products distribution industry is highly fragmented **extremely competitive** and the barriers to entry for local competitors are relatively low. We may not be able to compete successfully against other competitors, both large and small

Many of our current and potential competitors in the residential constructions services and building products distribution industry have substantial competitive advantages than we have, including:

- longer operating histories;
- significantly greater financial, technical and marketing resources;
- greater brand name recognition;
- better distribution channels;
- existing customer bases; and
- commercially accepted products.

Our competitors may be able to respond more quickly to new or emerging trends and changes in the building industry and devote greater resources to identify, develop and market new products, and distribute and sell their products than we can.

Our industry is highly dependant on market and economic conditions beyond our control.

Our business is dependant on demand for single-family homes which is influenced by changes in the overall condition of the U.S. economy both nationally and locally, including but not limited to; mortgage and other interest rates, job formation, consumer confidence, demographic trends, inflation, and building permit activity. Segments of the residential construction industry have experienced significant economic downturns characterized by decreased product demand, price erosion, work slowdowns and layoffs. The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting the timing of orders from major customers and other factors affecting capital spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

We are largely reliant upon a single customer for a significant percentage of our installation revenue.
Our business is largely based on the sales of PCS Millwork of Woodinville, WA. We are contractually obligated to service the clients of PCS Millwork first and foremost by providing installation services in combination with its millwork packages to create a turnkey package for customers. In turn, PCS sales people promote and sell our installation services to its customer base. PCS Millwork could suffer a decline in its client base. It could lose customers and we would lose potential customers. Currently 90% of our customers come from the customer base of PCS Millwork. However, in the future, we can extend our customer base beyond PCS and reduce the risk.

We have had negative cash flows from operations since inception. We will require additional financing, the availability of which cannot be assured.
To date, we have had negative cash flows from operations. We will need to raise additional funds to support our planned growth and carry out our business plan. We may not be able to obtain additional equity or debt financing on acceptable terms as required. Even if financing is available, it may not be available on terms that are favourable to us or in sufficient amounts to satisfy our requirements. If we require, but are unable to obtain, additional financing in the future, we may be unable to implement our business plan and our growth strategies, respond to changing business or economic conditions, withstand adverse operating results, consummate desired acquisitions and compete effectively. Our ability to continue as a going concern prior to the generation of significant revenue is dependent upon obtaining additional financing for our planned operations. If we fail to generate enough working capital, either from future equity or debt sales or revenue from operations, our ability to expand and complete our business plan will be materially affected, and you may lose all or substantially all of your investment.

Our success will be largely dependent upon Mark Jensen, our President and CEO, and other key personnel.

Our success will be largely dependent upon the continued employment of Mark Jensen, our President and Chief Executive Officer, and who has prior experience as an executive officer of a publicly-traded companies, and other key personnel, particularly, Loren Perrigo the owner of our largest customer. The loss of either of either Mr. Jensen's or Mr. Perrigo's services could have a material adverse effect on the implementation of our business plan. If we lose the services of any of our key personnel, we would need to devote substantial resources to finding replacements, and until replacements were found, we would be operating without the skills or leadership of such personnel, any of which could have a significant adverse effect on our business. Although each owns shares of our issued and outstanding Common Stock, it is possible that Mr. Jensen and/or Mr. Perrrgo will terminate his employment with us. In addition, we do not presently maintain insurance on either Mr. Jensen's or Mr. Perrigo's life.

If we are unable to hire and retain key personnel, we may not be able to implement our plan of operation and our net revenues will be adversely affected.
Our success is dependent upon the availability of and our ability to attract, train and retain qualified individuals. Competition for employees is especially intense in both construction services and building products distribution. In markets with strong housing demand, we may experience shortages in qualified labor and key personnel, which may limit our ability to complete contracts as well as obtain additional contracts with builders. Changes to immigration policies could also limit the availability of qualified labor. We have been successful in recruiting and retaining qualified employees, however we cannot guarantee that we will continue to be successful in the future.

Fluctuations of costs of core materials could significantly impact our cost of operations and decrease net revenues.
Our operating results are affected by fluctuations in our costs and the availability of sourcing channels for materials. Prices of commodity wood products are subject to fluctuations arising from changes in domestic and international supply and demand, labor costs, competition, market speculation, government regulations and periodic delays in delivery. Rapid

and significant changes in product prices may affect sales as well as margins due to a limited ability to pass on short-term price changes.

Risks Relating to Our Common Stock

Trading of our stock may be restricted by the Securities Exchange Commission's penny stock regulations, which may limit a stockholder's ability to buy and sell our stock.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

NASD sales practice requirements may also limit a stockholder's ability to buy and sell our stock.

In addition to the "penny stock" rules described above, the National Association of Securities Dealers (NASD) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Our common stock is illiquid and the price of our common stock may be negatively impacted by factors which are unrelated to our operations.

Prior to this offering, there has been no public market for the Company's securities, and there can be no assurance that an active trading market will develop after this offering or, if developed, that it will be sustained. The initial offering price of the Shares has been determined arbitrarily, with no consideration being given to the current status of the Company's business, the value of its properties, its financial condition, its present and prospective operations, the general status of the securities market and the market conditions for new offerings of securities. The initial offering price bears no relationship to the assets, net worth, book value, recent sales, price of shares issued to principal shareholders or any other ordinary criteria of value.

There is no assurance that Shares will be purchased in this Offering or that funds raised will be sufficient to effect the Company's business plan.
This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. Therefore, the Company can give no assurance that all or any of the Shares will be sold. In addition, no escrow account has been established and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable. There is the possibility that a very nominal number of shares will be sold in this offering. In that case the Company still intends to proceed with its plans but will obviously have to proceed on a much smaller scale and with a lower likelihood of success.

The Company has not yet registered for sale in any State.
The Company intends to register this offering with the State of Washington by coordination. The Company has not as yet registered its securities for sale in any state. The Company can give no assurance that state laws are not violated through the further sale of its securities. The issuer may register its shares for sale in those states where it believes there may be investor interest. So far, no shares have been offered and therefore there have been no indications of interest from investors in any state.

Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices.
The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after this offering could adversely affect the market price of the Common Stock. Of the maximum of 11,250,000 shares of Common Stock to be outstanding following this offering, 9,250,000 shares were acquired by the Company's existing shareholders in private transactions in reliance upon exemptions from registration under the Act and are, therefore, "restricted securities" under the Act, which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A of the Act after expiration of applicable holding periods. None of these shares are being qualified for sale by this offering. Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities.

If we issue additional shares in the future, it will result in the dilution of our existing shareholders.
Our certificate of incorporation authorizes the issuance of 100,000,000 shares of common stock. Our board of directors may choose to issue some or all of such shares to acquire one or more businesses or to provide additional financing in the future. The issuance of any such shares will result in a reduction of the book value or market price of the outstanding shares of our common stock. If we issue any such additional shares, such issuance will cause a reduction in the proportionate ownership and voting power of all current shareholders. Further, such issuance may result in a change of control of our corporation.

Some provisions of our Articles of Incorporation and Bylaws may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price.
Some of the provisions of our articles of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders by providing them with the opportunity to sell their shares possibly at a premium over the then market price.

For example: the holder(s) of our Class B Common Stock have superior voting rights in relation the Class A Common Stock being sold in this offering .The disproportionate voting power to the holders of our Class B Stock gives holders of Class B Common Stock 10 votes for each share as opposed to the one vote per share attaching to Class A Common Stock.. Currently the only holders of Class B Common Stock are Mark Jensen and Loren Perrigio. This arrangement gives effective control of the Issuer to the Founders of the company.

The stock with superior voting rights, could delay or inhibit the removal of incumbent directors and could delay, defer, make more difficult or prevent a merger, tender offer or proxy content, or any change in control involving the Issuer, as well as the removal of management, even if such events would be beneficial to the interests of the issuer's shareholders, and might limit the price certain investors are willing to pay in the future for shares of common stock. The issuance of any additional Class B Common Stock, could diminish the rights of holders of Class A Common Stock, and therefore could reduce the value of class A Common Stock.

In addition, specific rights granted to future holders of preferred stock if issued by the Board of Directors could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change in control, thereby preserving the current stockholders' control.

NOTE: IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS OFFERING CIRCULAR POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Northtech Industries, Inc. (the "Company" or "Northtech") is a small corporation in the residential construction services industry. Its business model is to consolidate the industry by acquiring existing operators in selective niches of residential construction services and to apply management expertise build a profitable competitive and growing company. The Company will service high-volume production homebuilders in key growth markets starting with the Pacific Northwest. In October 2006, Northtech completed the acquisition of its wholly owned subsidiary, Millwork Pro, Inc., a Washington corporation in the millwork installation business. It intends to pursue further acquisitions of similar operations, including light manufacturing millwork distribution companies who sell doors, millwork, stairs, cabinets and lumber to production home builders. The Company intends to work diligently to acquire residential construction companies where an economy of scale can be obtained by aggregating business processes with new acquisitions. For example, the sales division of an acquired millwork company might be merged with the existing sales team of a subsidiary. The best of both teams work together to grow sales in their perspective regions. The overhead of housing and managing two sales teams is reduced to housing one team.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Company currently operates its installation business through is wholly-owned subsidiary, Millwork Pro, Inc. which was acquired in October of 2006. We intend to focus on sales and efficiency of operations to improve upon the current operating structure. The Company has allocated resources to sales personnel to help increase new customer relationships, and build upon sales channels in an effort to increase sales and market share in the area of Western Washington. Millwork installation is a labor-intensive business. Nearly all the costs associated with the business come from the hiring, training and management of labor. Labor is comprised of direct employees as well as subcontracted labor. Workers are typically male between the ages of 18 and 35 who require basic skills in finish carpentry. We intend to manage these costs through internal information systems and internal controls created to monitor and identify coming fluctuations in the market and labor requirements.

In addition to operations stemming from installation, the Company intends to seek additional acquisitions in the light manufacturing distribution area of residential construction. Millwork distribution companies sell primarily doors, including interior and exterior doors, bathroom and closet doors and the jambs and sills, molding, stairs and hardware to homebuilders. Installation services in the near future could be garage doors and openers, fireplaces, flooring, appliances, kitchen and bath cabinets, closet systems, window coverings and bath enclosures. The Company doesn't currently have the procedures to install these additional services. Completion of these procedures would not require a substantial amount of resources of the Company. The Company currently has subcontract relationships with Professional Finish Contractors (PFC), Reed Construction, Cabinet Millwork Installers (CMI) and Delcarmen Construction. It is not overly dependent on any one subcontractor. Many subcontractors are available to provide services for the Company.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

The Company sells its products and services in the residential construction industry. The residential construction services industry is dependent on demand for single-family homes with single-family homes representing 60% of dwellings in the United States. Housing demand is influenced by many factors including the overall condition of the U.S. economy, mortgage and other interest rates, consumer confidence, job formation and demographic trends as well as other factors. The U.S. Census Bureau and the Department of Housing and Urban Development announced in September, 2006 that privately-owned housing starts were 17.9 percent less than September 2005. The drop in housing starts comes after a historic high of 1.7 million units in 2005 according to The National Association of Home Builders (NAHB). The NAHB expects housing starts to bottom out in the middle of 2007. Corrections of supply and demand will continue in the residential services industry.

Sash, Door and Other Millwork Industries (SIC 254) establishments are primarily engaged in manufacturing prefabricated wooden buildings; wooden kitchen cabinets and bathroom vanities; wooden doors and windows; and other millwork products (NAICS - 3212, 3219, 3371, 3372). According to U.S. Census Bureau the Millwork industry in 2002 consisted of 4,725 businesses with sales of $22.5 billion dollars and 151,000 employees.

Our primary marketing area is the Greater Puget Sound region of Seattle, Washington. Our marketing areas will expand over time to other major metropolitan areas such as Tacoma and Portland. Our construction services and products compete with similar offerings in the marketplace. The markets in each of our business segments are fragmented and highly competitive. Our competitors vary in size, management expertise and capabilities.

Competition is heavily based on price. Prices for installation services range from $1 to $3 per square foot of floor space in the millwork installation business. The Company's formula for pricing is (Job Labor) + (% of Overhead + % of Profit) = Sales Price. Prices using this formula are similar or slightly more than competitors. If we bid $1,200 for one unit of a multi-family dwelling, competitors will be priced slightly lower or higher but in the same range. Our organization and systematic approach to service often wins the bid. We have a step-by-step business process that demonstrates to the home builder our dedication to service and value. We provide samples of forms and procedures that clearly demonstrate our competitive advantages. Competitive bids seek to deliver similar or better services for a lesser price. Each competitive bid requires negotiation and often compromise. Millwork packages average $5,000 per house. As with installation, millwork products such as doors, base and casing are competitive by price. Competitive bids offer the same products at a similar or lesser price. Our formula for pricing for products is ((Product Cost) x 1.6).

The following sample is a list of competitive companies in millwork in Western Washington:
American Interiors Inc –Kirkland, Armstrong Lumber Co Inc –Auburn, Designer Woodworks/Moss Bay Mantels – Kirkland, Forslund Woodworking –Bellevue, Handcraft Inc –Sammamish, Litwin Construction Inc –Kirkland, Millwork Concepts Inc –Monroe, Surgent Inc –Woodinville and Tiz's Door Sales Inc –Everett.

The largest competitor is BMC West of Issaquah, WA. It is a division of the Building Maintenance and Holding Company (BMHC), a Fortune 500 company. We often bid directly against BMHC and are very competitive. We are competitive on price, product and service. Other competitors are private companies and financial information isn't available.

Competition is fierce in every aspect of the residential construction services industry. We will need to be competitive in price, service and quality. We will serve our customers based on a regional market management approach where strategic locations offer our entire breadth of building products, manufactured building components and construction services to a market area. We believe being a full-service provider to many of our customers will distinguish us from our competition and is a competitive advantage.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The Company markets its products and services through telemarketing, direct mail, referral and word-of-mouth. It will launch an Internet marketing campaign in early 2007. We use service representatives to contact homebuilders who have expressed an interest in our services. Upon creating a successful contact, pre-qualifying and qualifying processes are used to determine if we can be of service to the homebuilder. Our General Manager typically meets with builders, walks the job and personally discusses each project to ensure we are competitive and reliable. Each month we will target a specific target group of homebuilders which will be contacted and a sales funnel will be generated. Our marketing system is based on Solution Selling by Michael Bosworth.

In Quarter One of 2007 our installation sales grew from 86 units (single homes or one multi-family apartment) under production in January to 186 units in production in March. We will need to complete 2,500 units to be profitable. If we fail to meet a goal of approximately 200 units a month we'll need to do significantly more units in the summer months as home production is higher in these months.

We intend to leverage our working capital and operating businesses to continue to grow our sales to the production homebuilders as they continue to gain market share. We will focus operational sales on the top 100 largest production homebuilders in the US. The top 100 homebuilders in the United States build 36.5 percent of the for-sale housing market. As a group, the 100 largest home builders closed 504,670 units in 2005. We'll focus our sales efforts on the Builder 100 where they exist in our building markets. These companies are more sophisticated and have better information systems. We can track and follow their expansion and retraction and gather knowledge while we sell.

Existing sales contracts exist with Howland Homes, Polygon Northwest Company, Pageantry Communities of Washington and Brace Development. Howland and Polygon each account for more than 20% of the company's revenue.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of 3/1/2007 $90,000

As of 3/1/2006 $90,000

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

In the normal course of business the Issuer has few backorders. Capacity is determined by sales orders and labor is increased to fill the sales order. Typical orders are five units of homes with a typical installation price of approximately $5,000 per unit. Sales typically decline in December and January and increase to a seasonal high in July and August. This is strictly due to the weather.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The Company currently has 28 employees and utilizes as many as 40 subcontract workers. The employee base consists of Management (3) Sales (1) Administrative (2) Production (1) Carpentry (21). There are no collective bargaining arrangements and there have been no strikes. There are no supplemental benefits or incentive arrangement at this time.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Company does not own any real estate, plant, equipment or patents at this time.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company's operations do not depend on patents, copyrights or trade secrets. The operations depend upon systems, processes and procedures that are learned by management and captured in Company operations manuals. The Company does very little research and development. Most production processes are created through the use of equipment and/or experience.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Not Applicable.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Subsidiary Name: **Millwork Pro, Inc.**
Purpose: **Millwork installation**
Ownership: **100% Owned by Northtech Industries, Inc.**
Included in Financials: **Yes**

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Northtech Industries was formed in July, 2006. Its first acquisition was Millwork Pro, Inc., a millwork installation business, in October of 2006. It is currently seeking additional acquisitions of installation and/or millwork distribution companies.

4.(a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
Business Development Team	Marketing and sales	3 months
Job Costing Program	Research and development	3 months
Job Scheduling	Research and development	3 months
Construction Training Program	Research and development	6 months
Job Estimating Program	Research and development	3 months

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. *(See Question Nos. 11 and 12)*

Business Development Team. The business development team is responsible for new customer acquisition. Currently the Company doesn't have its own sales team but relies on referrals from associated companies. A delay in the implementation of the sales development team could cost the company $500,000 in 2007.

Job Costing Program. The Company needs to improve its job costing capabilities and more closely determine the revenue, cost and profit per unit. Job costing software will be developed. A delay in the job costing program could cost the company several hundred thousand dollars in lost margin.

Job Scheduling. Job scheduling software will improve the company's delivery of goods and services. It will improve product delivery and employee scheduling. Delay in the job scheduling could cost the company customers which could result in lost revenue.

Construction Training Program. Improved employee training is needed to improve quality, reduce labor costs and improve margins. A delay in the training program could cost the Company nearly $100,000 in wages.

Job Estimating Program. An improved job estimating program will create more precise estimates in terms of revenue, costs and profit. A delay in an improved estimating program will cost the company up to $500,000 in 2007.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)
Total $(70,457)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Not Applicable

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.
$(59,047)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The share price has been arbitrarily set by management. It reflects the capital needed by the company to fulfill its business plan.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

Date	Name	Number of shares	Consideration
October 23, 2006	Mark Jensen	1,136,000	Services rendered
October 23, 2006	Loren Perrigo	1,704,000	Services rendered
December 15, 2006	Mark Jensen	5,660,000	Services rendered
December 15, 2006	Tim Flanigan	375,000	Services rendered
December 15, 2006	Jessica Thibert	375,000	Services rendered
		9,250,000	

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: **17 %**
If the minimum is sold: **N/A %**

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

There are no convertible securities issued or outstanding at this time.

If the maximum is sold:$1,125,000

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. The maximum amount of the proceeds is $200,000 and there is no minimum amount. Finder's Fees for money raised may be up to 10% of the amount raised. There are no commission fees. Legal and accounting fees will be approximately $25,000. Net Proceeds if the maximum is reached should be approximately $175,000. The net proceeds will be used for working capital for this business mainly for general and administrative expenses relating to hiring of management, staff and sales people.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.
Not Applicable.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Not Applicable.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Not Applicable.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not Applicable.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

As at December 31, 2006, since inception, the Company has recognized losses of $70,457. A portion of these losses are attributable to higher than anticipated insurance costs, extreme weather conditions and power outages in Washington State during the months of November and December. Weather conditions and power outages caused work stoppages and billable hours were reduced. Also, the Company's labor costs were higher than expected due to scheduling issues with builders. The Company has implemented and is refining management tools and technology to manage the industrial changes and overhead costs of business. The Company expects to recognize profit during fiscal 2007 and does not anticipate having any cash flow problems. The Company is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangements. The Company is not subject to any judgments, liens, or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Proceeds from this offering will satisfy the Company's cash requirements for the next 12 months within the framework of the existing operations. The Company may be required to seek additional funding for any potential acquisitions.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds there from:

	Amount Outstanding	
	As of:	As Adjusted
	12/31/06	
Class B Common Shares[1]	500,000	500,000
Class A Common Shares[2]	9,250,000	9,250,000[3]
Class A Common Shares in this Offering		2,000,000[4]
Total	9,750,000	11,750,000

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Preferred Shares Issued	Per Share
Class A Preferred Shares	5,000,000	0	.001
Class B Preferred Shares	5,000,000	0	.001

Number of common shares authorized: 90,000,000 shares. Par or stated value per share, if any: $.001
Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: There are no options, or warrants, outstanding. Class B. Commons Stock is convertible to Class A Common Stock on a one for one basis. If converted the Class B Shares are retired and there will be no net change in the issued and outstanding capital of the Company.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:
    [X] Common Stock
    [ ] Preferred or Preference Stock
    [ ] Notes or Debentures
    [ ] Units of two or more types of securities composed of: ____________________
    [ ] Other: ____________________

15. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Other special rights or preferences (specify): ____________________

Explain:

---

[1] convertible to Class A common stock on a one for one basis
[2] owned by employees and directors
[3] does not take into account any shares reserved to cover conversion of Class B Common Stock.
[4] assumes that all shares in the offering are sold

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____
Not applicable

17. (a) If securities are notes or other types of debt securities:

Not Applicable

(1) What is the interest rate?______%
If interest rate is variable or multiple rates, describe: ______________________

(2) What is the maturity date?____/____/____
If serial maturity dates, describe: ______________________

(3) Is there a mandatory sinking fund? [ ] Yes [X] No
Describe: ______________________

(4) Is there a trust indenture? [ ] Yes [X] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [X] No
Describe, including redemption prices: ______________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No Describe: ____________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? As at December 31, 2006 $143,573 comprised of $87,055 of accounts receivable and $56,518 for a short term note payable relating to insurance coverage.____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

How much indebtedness is junior (subordinated) to the securities? $ ____________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Not Applicable

18. If securities are Preference or Preferred stock: **Not Applicable**

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No
Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

Not Applicable

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: **Not Applicable**

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ ___________ **Not Applicable**

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

The Company has not retained any selling agents; Subscriptions should be sent directly to the Company at the following address:

Name:	**Northtech Industries Inc**
Address:	11400 NE 132nd Street, Kirkland, WA 98034
Telephone:	425-814-3734

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

The Issuer currently has no arrangement with any agent or finder. The issuer may pay a Finder's Fee of up 10% of the funds raised as a direct result of a finder's efforts.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Not Applicable.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Mark Jensen	Name:	Loren Perrigo
Address:	11400 NE 132nd Street, G-201	Address:	18715 141st Avenue Northeast
	Kirkland, WA 98034		Woodinville, WA 98072

Telephone:	425-814-3734	Telephone:	425-488-2344

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: **Not applicable.**

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised: NONE

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

Not Applicable

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

All of the currently issued and outstanding shares bear the following restrictive legend that summarizes the restrictions on resale.

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "**Securities Act**"), or applicable state or provincial securities laws, and may not be offered for sale, sold, transferred or assigned in the absence of an effective registration statement for the securities under the Securities Act, or an opinion of counsel, in form, substance and scope reasonably acceptable to the Company, that registration is not required under the Securities Act, or unless sold pursuant to Rule 144 under the Securities Act."

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Not Applicable

OFFICERS AND KEY PERSONNEL OF THE COMPANY

Mark Jensen

Mark Jensen has been the owner and President of several companies for the past 20 years. He is the Chief Executive Officer of MGN Technologies, an OTC:BB company. Mark has been the President of a Seattle-based marketing and sales consulting firm since 2000. He has consulted with more than 300 companies and generated more than $25 million in new business for clients. He has raised more than $10 million in capital for startup and turnaround companies, and is a business author with several books available at his website.

Loren Perrigo

Loren Perrigo has been in the door and millwork industry for approximately 30 years. He is the is the sole owner of PCS Millwork in Woodinville, Wa From a startup fifteen years ago, he has grown PCS Millwork to become one of the largest millwork businesses in the State of Washington. He services national builders such as DR Horton. He is the President and is responsible for all aspects of business development. He is also the founder of the DOCS Foundation raising money and awareness for diabetes.

Tim Flanigan,

Vice President of Operations, General Manager of PCS Millwork. He has been with PCS Millwork for fifteen years and has been in the millwork industry for twenty years. He manages production, accounting, finance and information systems. He has an accounting degree and is a business operations specialist.

Jessica Thibert

has been involved in the public company sector for five years and has held the office of corporate secretary for several TSX-V and OTC:BB companies. She has a strong paralegal and business administration background and is responsible for coordinating and overseeing all regulatory reporting obligations and corporate administrative functions.

DIRECTORS OF THE COMPANY

33. Number of Directors: 3 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: **Not Applicable**

34. Information concerning outside or other Directors (i.e. those not described above):
Not applicable

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[X] Yes [ ] No Explain:

Mark Jensen has been a marketing and management consulting for 17 years. He is a past President of several small companies and has worked in public companies since 1992. He has been a CEO of an OTC:BB company. He has consulted in the millwork industry since 2001.

Loren Perrigo (see above)

Tim Flannigan (see above)

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

There are no releases or consents needed from prior employees. All proprietary systems, processes, procedures or programs have been developed in-house.

In any situation where certain of the directors may serve as directors of other companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures with the issuer, the directors of the issuer may have a conflict of interest and negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Board of Directors, a director who has such a conflict must disclose the nature and extent of his interest to the meeting abstained from voting for or against the approval of such participation.

In the opinion of management, there are no existing or potential conflicts of interest among the issuer, its directors, officers, principal holders of securities and persons providing professional services to the issuer which could reasonably be expected to affect a subscriber's investment decision except as disclosed elsewhere in this Form or as disclosed below.

Relationship with PCS Millwork,

The issuer and PCS Millwork share a common management and control. Loren Perrigo is the president of PCS Millwork, the main customer of the issuer. The issuer acquired its subsidiary, Millwork Pro, from PCS Millwork. Loren Perrigo is an officer and director of the issuer as well as owner of PCS Millwork.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Mark Jensen has worked in startup and development companies since 1990. He provided management consulting, fundraising and marketing and sales consulting services to approximately 300 companies. He generated more than $3 million in sales for health clubs in the Pacific Northwest in the 1990's. In 1999 he developed a broker network coast-to-coast in Canada from Vancouver, British Columbia to Newfoundland for Premium Cigars International generating more than $5 million in sales in the first year of operation through convenience store chains such as 7-Eleven and PetroCanada. In 2003 he was a consultant to Safeworks of Kent, Washington, providing sales consulting services to a new nationwide sales network. He was a consultant to Door-To-Door Storage of Seattle, WA to develop a nationwide sales system. He was a founder of MGN Technologies in 2005, developing the first mobile gaming system for poker to integrated with online play. He has developed business plans for four public companies. He has developed a complete set of marketing and sales manuals for startup companies. The manuals can be found at www.b2bmarketingplan.com.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.
Not Applicable

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

The Issuer does not maintain key man life insurance policies on any of its Officers, Directors or key personnel.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.
Not Applicable

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Name	Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	# of Shares After Offering if all Securities Sold	% of Total
Mark Jensen 11400 NE 132nd St. G201 Kirkland, WA 98034 425-814-3734 CEO / Director	Class A Common Class B Common	0.001 0.001	6,796,000 400,000	73% 80%	6,796,000 400,000	47.69% 80%
Loren Perrigo 18715 141st Avenue Northeast Woodinville, WA 98072 425-488-2344 Director	Class A Common Class B Common	0.001 0.001	1,704,000 100,000	18% 20%	1,704,000 100,000	11.95% 20%

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 9,750,000 shares (100 % of total outstanding)

After offering:
a) Assuming minimum securities sold: 2,000,000 shares (17 % of total outstanding)
b) Assuming maximum securities sold: 9,750,000 shares (83% of total outstanding)
(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.
Not Applicable

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.
Not Applicable

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.
Not Applicable

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

The Company has been in operation since November of 2006. Currently, the primary salaries are $60,000 a year for Administration Manager Jessica Thibert, $63,700 a year for Millwork Pro General Manager Chris Reed and $50,000 a year for Millwork Pro Superintendent Brian Rose. Officers and Directors of Northtech are currently unpaid.

(b) If remuneration is expected to change or has been unpaid in prior years, explain:
CEO Mark Jensen will receive a salary of $80,000 a year starting in mid-2007.

(c) If any employment agreements exist or are contemplated, describe:

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 0 shares (0 % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities: **Not Applicable**

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares. **Not Applicable**

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. **Not Applicable**

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The business is dependent upon a few key personnel. Loren Perrigo is responsible for the bulk of the business development of the Company. He is a key shareholder of the Company. Mark Jensen is a chief architect of business structure and operations and is a significant shareholder in the Company.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

Not Applicable

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Not Applicable

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Not Applicable

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

See Attached.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company's revenue is derived from the operations of its subsidiary Millwork Pro, Inc. and the following comments relate to those operations:

Client base. The client base is subject to fluctuations. Sales are accomplished on a referral basis. If referrals are slow then sales are slow. Attrition in the client base leads to fewer billable hours of labor. To increase the customer base and minimize fluctuations in billable units the Company is focusing on the development of a dedicated sales team. The sales team will build a sales funnel and generate billable labor hours.

Margins. The Company's blended margin is currently 16%. Some projects are very profitable and other projects lose money. Historically the Company has poor estimating and job costing. The Company is working on its pricing, estimating, costing and scheduling to increase margins. Procedures are being put in place to focus on margins from the estimating stage.

Estimating. The Company's estimating process is incomplete. It doesn't take into account key measurements needed to create required margins. The estimating hasn't correctly determined the correct man hours for each type of job. Poor estimating leads to higher job costs, greater internal losses and employee turnover. The Company is developing an improved estimating system that will operate with a high degree of accuracy.

Scheduling. Historically the Company hasn't had a structured and reliable scheduling program. Schedules are made with little notice or accuracy. As job schedules change often the changes are missed. Customer service has often lacked. The Company has implemented an improved scheduling program. New versions of the program are in development. Improved scheduling will greatly improve customer service, employee morale and operating margins.

Insurance costs. Liability insurance costs increased 300% in 2007. Insurance carriers are reacting to class action law suits in Washington State. Liability insurance for carpentry employees costs $135 per $1,000 of payroll. The Company has begun hiring more subcontractors that have a liability insurance cost of $30 per $1,000. By utilizing more subcontract labor and fewer employees the Company can manage insurance costs.

Internal losses. Sales orders are often incorrect and incomplete. Labor costs are significantly higher as site visits are often repeated because of missing or incorrect materials. Fixing mistakes and repairing poor quality jobs increase labor and lead to significant losses. The Company is implementing procedures for sales ordering, job specifications, communication and training to decrease internal losses.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Housing starts in the residential construction have fallen in 2007. According to the US Department of Commerce housing starts slumped in February of 2007 to an annual pace of 1.408 million. Housing starts in 2005 were 2.07 million. Homebuilders are decreasing the number of houses they're building due to slower home sales and excess inventory. The Company is dependent upon housing starts. It will need to increase its customer base and carry more customers to make up for fewer starts per builder. Liability insurance costs could be of concern. Liability insurance costs have for employees have increased due to class action suits in the residential construction industry. Insurance carriers are increasing insurance costs and the Company will need to utilize more subcontract labor than employees. Management costs could increase significantly in the next year because of the greater use of subcontract labor. On a favorable note the Company's net margins are increasing due to competitive pricing, improved estimating and job costing. This trend will continue as the Company moves from a net margin of 16% to 40%.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: 16 %. What is the anticipated gross margin for next year of operations? Approximately 25 %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

The Company has implemented new pricing procedures and policies that are increasing net margins. Gross profit margins have grown from 10% to 16%. According to Bizminer, the average industry gross profit is 32%. Bizminer's proprietary research methodology tracks and analyzes the experience of over 18 million US business facilities.

50. Foreign sales as a percent of total sales for last fiscal year: 0 %. Domestic government sales as a percent of total domestic sales for last fiscal year: 100 %. Explain the nature of these sales, including any anticipated changes:

There were no foreign sales in the last fiscal year, There were no Domestic government sales in the last fiscal year. The issuer does not anticipate any change in this situation in the next year.

SIGNATURES

A majority of the Directors and the Chief Executive and Financial Officers of the Company in signing this Offering Circular on behalf of the Company certify that each has made diligent efforts to verify the material accuracy and completeness of the information herein contained. By signing this Disclosure Document, the Chief Executive and Chief Financial Officers agree to make themselves, the Company's books and records, copies of any contract, lease or other document referred to in the Disclosure Document, or any other material contract or lease (including stock operations and employee benefit plans), except any proprietary or confidential portions hereof, and a set of the exhibits to this Disclosure Document, available to each investor prior to the time of investment, and to respond to questions and otherwise confirm the information contained herein prior to the making of any investment by such investor.

The Chief Financial Officer signing this form is hereby certifying that the financial statements submitted fairly state the Company's financial position and results of operations, or receipts and disbursements, as of the dates and period(s) indicated, all in accordance with generally accepted accounting principles consistently applied (except as stated in the notes thereto) and (with respect to year-end figures) including all adjustments necessary for fair presentation under the circumstances.



Mark Jensen,
President, Chief Executive Officer,
Principal Financial Officer
Director



Loren Perrigo,
Director



Tim Flannigan,
Director

NORTHTECH INDUSTRIES, INC.
AND SUBSIDIARY

FINANCIAL STATEMENTS

Three Months Ended December 31, 2006

With Independent Accountants' Review Report

NORTHTECH INDUSTRIES, INC. AND SUBSIDIARY

Table of Contents

2200 Rimland Drive, Suite 205
Bellingham WA 98226
Phone: 360-734-8715
Fax: 360-738-1176
Web address: www.vshcpa.com

VARNER SYTSMA & HERNDON, CPAs

Certified Public Accountants
Professional Service Corporation

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders
Northtech Industries, Inc.
Kirkland, Washington

We have reviewed the accompanying consolidated balance sheet of Northtech Industries, Inc. (a Corporation) and subsidiary as of December 31, 2006 and the related consolidated statements of income and retained deficit and cash flows for the three months then ended, in accordance with *Statements on Standards for Accounting and Review Services* issued by the American Institute of Certified Public Accountants. All information included in these consolidated financial statements is the representation of the management of Northtech Industries, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Varner Sytsma & Herndon

Bellingham, Washington
February 6, 2007

VS&H

NORTHTECH INDUSTRIES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

December 31, 2006

Current assets		
Cash	$	5,880
Accounts receivable		44,447
Prepaid expenses		74,199
Employee tool advances		6,977
Total assets	$	131,503

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities		
Accounts payable	$	87,055
Accrued expenses		46,977
Short term note payable		56,518
Total current liabilities		190,550
Shareholders' equity		
Common stock, par value $.001, 90,000,000 shares authorized, 9,750,000 shares issued, and outstanding		9,750
Preferred stock, 10,000,000 shares authorized, no shares issued and outstanding		-
Additional paid-in-capital		1,660
Retained deficit		(70,457)
Total shareholders' equity		(59,047)
Total liabilities and shareholders' equity	$	131,503

See accountants' review report and accompanying notes

NORTHTECH INDUSTRIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED DEFICIT

For the Three Months Ended December 31, 2006

	Amount	Percent
Revenues	$ 255,947	100.0%
Operating expenses		
Wages	137,970	53.9
Subcontractors	75,589	29.5
Insurance	23,899	9.3
Consulting	22,410	8.8
Employee benefits	17,057	6.7
Payroll taxes	14,956	5.8
Professional fees	14,727	5.8
Website development	5,520	2.2
Automobile	5,381	2.1
Supplies	3,158	1.2
Telephone	2,245	0.9
Business taxes	1,239	0.5
License and permits	702	0.3
Dues and subscriptions	478	0.2
Bank charges	210	0.1
Total operating expenses	325,541	127.2
Loss from operations	(69,594)	(27.2)
Other expense		
Interest expense	(863)	(0.3)
Net loss	(70,457)	(27.5%)
Retained deficit, beginning of year	-	
Retained deficit, end of year	$ (70,457)	

See accountants' review report and accompanying notes

NORTHTECH INDUSTRIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Three Months Ended December 31, 2006

Cash flows from operating activities		
Net loss	$	(70,457)
Adjustments to reconcile net income to net cash provided by operating activities		
Common stock issued in exchange for services		11,410
Increase in		
Trade receivables		(44,447)
Prepaid expenses		(74,199)
Employee tool advances		(6,977)
Increase in		
Accounts payable		87,055
Accrued expenses		46,977
Net cash used by operating activities		(50,638)
Cash flows from financing activities		
Net proceeds from short-term debt		56,518
Net cash provided by financing activities		56,518
Net increase in cash		5,880
Cash, beginning of year		-
Cash, end of year	$	5,880
Supplemental disclosure		
Interest paid	$	863

See accountants' review report and accompanying notes

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Northtech Industries, Inc. ("Northtech" or the "Company") is a startup corporation in the residential construction services industry. Its business model is to acquire existing operators in selective niches of residential construction services and build a profitable and growing company. The Company will service high-volume production homebuilders in key growth markets starting with the Pacific Northwest.

This summary of significant accounting policies of Northtech Industries, Inc. and subsidiary is presented to assist the reader in evaluating the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of Consolidation
The consolidated financial statements include the accounts of Northtech Industries, Inc, and its wholly-owned subsidiary Millwork Pro, Inc ("Millwork"). All material intercompany transactions between the Company and its subsidiary have been eliminated in consolidation.

Cash and cash equivalents
The Company considers all short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts receivable
Accounts receivable are recorded net of an allowance for doubtful accounts. All accounts are fully collectible, therefore no allowance has been established as of December 31, 2006.

Concentrations of credit risk
Millwork has one major customer from whom 100% of revenues were received and 100% of outstanding accounts receivable are due from.

Federal income tax
The Company has a net operating loss for the tax year ending December 31, 2006 that will be available to carryforward against future taxable income. No income tax expense or corresponding liability has been recorded. The net operating loss will expire in 2026.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2. PURCHASE OF WHOLLY-OWNED SUBSIDIARY

On October 23, 2006 the Company issued 2,840,000 common shares to the shareholders of Millwork in exchange for 100% of the outstanding shares. As of October 23, 2006 Millwork had not started operations and had no assets or liabilities. Millwork has continued to operate as a separate operating company.

NOTE 3. COMMON STOCK ISSUED

The shareholders received 6,910,000 shares of common stock in the Company in exchange for services performed in 2006. Total consulting expense related to these shares was $11,410.

The shareholders received 2,840,000 shares of common stock in the Company in exchange for all of the shares of Millwork. The cost recognized on the financial statements for these shares was $0, the fair market value of the assets and liabilities of Millwork at the time of the share exchange.

NOTE 4. RELATED PARTY TRANSACTIONS

Millwork has transactions with a related company in the ordinary course of business. The related company is owned 100% by a shareholder of the Company. Total revenues from the related company were $255,947. At December 31, 2006 the Company had an account receivable from the related company in the amount of $44,447 and an account payable due to the related company in the amount of $48,942.

END